Exhibit 99.2

VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. (Eastern Time) on July 13, 2026.

CONTROL #

VOTE BY MAIL

Mark, sign and date your consent and return it in the envelope we have provided to 18 Lafayette Place, Woodmere, NY 11598.

VOTE BY E-MAIL

Mark, sign and date your proxy card and send it to vote@vstocktransfer.com.

VOTE BY FAX

Mark, sign and date your proxy card and return it to 646-536-3179.

VOTE IN PERSON

If you would like to vote in person, please attend the Extraordinary General Meeting of Members to be held at 10:00 a.m., local time, on July 15, 2026, and at any adjournment or adjournments thereof, at E-Home, 18/F, East Tower, Building B, Dongbai Center, Yangqiao Road, Gulou District, Fuzhou City 350001, China.

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Extraordinary General Meeting of Members - E-Home Household Service Holdings Limited

▼ DETACH CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE LISTED PROPOSALS.

1.THAT, a capital reorganisation to reduce the par value of each of the then issued ordinary shares of the Company from US$1.25 to US$0.00001 by cancelling the paid-up capital to the extent of US$1.24999 on each of the then issued ordinary shares of the Company (the "Capital Reduction") and by sub-dividing each of the authorised but unissued ordinary shares of the Company of a par value of US$1.25 each into 125,000 unissued ordinary shares of the Company of a nominal or par value of US$0.00001 each, and the credit arising from the Capital Reduction shall be applied towards offsetting the accumulated losses of the Company (if any) (the "Accumulated Losses") and the balance of any such credit (if any) remaining after offsetting the Accumulated Losses be transferred to a distributable reserve account of the Company which may be utilised by the Directors as a distributable reserve in accordance with the articles of association of the Company and all applicable laws and rules including, without limitation, eliminating or setting off the Accumulated Losses which may arise from time to time and/or paying dividends and/or making any other distribution out of such account from time to time.*

☐ FOR ☐ AGAINST ☐ ABSTAIN

2. THAT, an amendment to E-Home Household Service Holdings Limited 2025 Omnibus Equity Plan (the "2025 Plan") to increase the number of shares available for issuance by 15,000,000 shares and to insert an "evergreen" provision that allows for an annual increase in the number of shares available for issuance under the 2025 Plan to be added on the first day of each fiscal year through and including 2034 in an amount equal to 20% of the number of our ordinary shares outstanding on the immediately preceding June 30 or such lesser amount determined by our board of directors or the compensation committee be approved, and the "First Amendment To E-Home Household Service Holdings Limited 2025 Omnibus Equity Plan" incorporating such amendment.*

☐ FOR ☐ AGAINST ☐ ABSTAIN

Date	**Signature**	**Signature, if held jointly**
____________________	______________________________	______________________________

Note: Please sign exactly as your name or names appear on this Proxy. If Shares are held jointly, each holder should sign. When signing as a executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999 90.00

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED EXTRAORDINARY GENERAL MEETING OF MEMBERS TO BE HELD ON JULY 15, 2026 IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS The Notice and Proxy Statement are available at: https://ts.vstocktransfer.com/irhlogin/I-EHOME DETACH CARD HERE TO VOTE BY MAIL THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS undersigned, revoking all prior proxies, hereby appoints Wenshan Xie and Chunming Xie, or, failing them, the Chairperson of The Extraordinary General Meeting, with full power of substitution, as proxy to represent and vote all ordinary shares of E-Home the Service Holdings Limited (the "Company") which the undersigned will be entitled to vote if personally present at the Household General Meeting of Members (or any adjournment or posteponement thereof) of the Company to be held on July 15, Extraordinary at 10:00 a.m., local time (10:00 p.m. Eastern Time on July 14, 2026), upon matters set forth in the Proxy Statement, a copy of 2026, has been received by the undersigned. Each ordinary share is entitled to one vote. The proxies are further authorized to vote, in which their discretion, upon such other business as may properly come before the meeting. PROXY WILL BE VOTED IN ACCORDANCE WITH SPECIFICATIONS MADE, BUT IF NO CHOICES ARE THIS INDICATED,THIS PROXY WILL BE VOTED "FOR" THE PROPOSALS LISTED. * The full text of the proposed resolutions is set out in the Notice of Extraordinary General Meeting. Delivery of Future Proxy Materials: If you would like to reduce the costs incurred by E-Home Household Service Holdings Limited, in Electronic materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. mailing sign up for electronic delivery, please vote online and once your vote is cast you will have the option to enter your email information, or if To via Mail please provide your email address below and check here to indicate you consent to receive or access proxy materials submitting electronically in future mailings for this issuer: Email Address:________________________________________ PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE (Continued and to be signed on Reverse Side)